Exhibit 99.1

Sierra Metals Reports Consolidated Results for the Second Quarter of 2017

CONFERENCE CALL AUGUST 16, 2017 AT 10:30 AM (EDT)

(All $ figures reported in USD)

•	Adjusted EBITDA of $17.6 million in Q2 2017 increased from $5.3 million in Q2 2016
•	Operating cash flows before movements in working capital of $17.4 million in Q2 2017 increased from $6.2 million in Q2 2016
•	Revenue from metals payable of $48.6 million in Q2 2017 increased by 32% from $36.9 million in Q2 2016
•	Q2 2017 silver equivalent production of 2.7 million ounces or copper equivalent production of 23.1 million pounds; a 3% decrease from Q2 2016 and within production guidance(1)
•	$31.1 million of cash and cash equivalents as at June 30, 2017
•	Net Debt of $34.6 million as at June 30, 2017
•	Shareholder conference call to be held Wednesday August 16, 2017 at 10:30 AM (EDT)
(1) 2017 Silver equivalent ounces and copper equivalent pounds were calculated using the following metal prices: $19.50/oz Ag, $2.28/lb Cu, $0.85/lb Pb, $1.05/lb Zn, $1,369/oz Au.

TORONTO, Aug. 14, 2017 /CNW/ - Sierra Metals Inc. (TSX:SMT)(BVL:SMT) ("Sierra Metals" or the "Company") today reported revenue of $48.6 million and adjusted EBITDA of $17.6 million on throughput of 454,805 tonnes and metal production of 2.7 million silver equivalent ounces or 23.1 million copper equivalent pounds for the three month period ended June 30, 2017.

Sierra Metals had a fourth consecutive quarter of solid performance in its operational and financial results, aided by stable metal prices and continued production improvements at the Yauricocha Mine. During the second quarter, the Company maintained the significant improvements revenue and adjusted EBITDA realized during the previous quarters. This was largely attributed to the continued benefits being realized from the completion of key aspects of the operational improvements program at Yauricocha. The Company achieved excellent quarter over quarter improvements in Q2 2017 with revenues up 32%, adjusted EBITDA up by $12.1 million, and a decline in the consolidated all-in sustaining cost (ASIC) per silver equivalent payable ounce and copper payable pound.

During Q2 2017, consolidated metal production decreased 3% compared to Q1 2016. The decrease in metal production was due to lower throughput, lower head grades and lower recoveries of all metals, except gold recoveries at Bolivar; and lower throughput, lead and zinc head grades, and silver and lead recoveries at Cusi. This was partially offset by higher throughput, higher copper and zinc head grades, and higher recoveries of all metals, except gold, at Yauricocha.

Brownfield exploration programs remains a key priority at all three mines and the Company is very optimistic that high value tonnage will be added when the Company releases update technical reports for all three Mines in the fourth quarter and in the years to come. Examples of brownfield success can be seen at Yauricocha with the Esperanza, Cuye-Mascota zones, at Bolivar with the Bolivar West and Northwest zones as well as at Cusi with the recently announced Santa Rosa de Lima Zone. When combined with the continued production optimization program, it should lead to substantial growth in production, lower costs, but most importantly in shareholder value.

"Sierra Metals has again delivered value and growth in the second quarter with a respectable financial performance", commented Igor Gonzales, President and CEO of Sierra Metals. "The Company saw increases in revenue, cashflow and adjusted EBITDA over the same quarter in 2016.  The continued solid performance is attributable to the successful operational improvements program at the Yauricocha Mine, continued development of new higher-grade ore zones at Bolivar and the reinterpretation of geology and development of the Santa Rosa de Lima zone at the Cusi Mine which promises to drive increased grade and tonnage in the future."

He added: "Sierra Metals' continues to have a very strong balance sheet with the liquidity that allows for continued operational successes, growth opportunities and development that has been planned for this year. The Company is committed to continued brownfield exploration programs, whose success will drive substantial production growth and increase economic returns at all three of the Company's Mines in the future."

The following table displays selected financial and operational information for the three and six months ended June 30, 2017:

	Three Months Ended		Six Months Ended
(In thousands of dollars, except per share and cash cost amounts, consolidated figures unless noted otherwise)	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
Operating
Ore Processed / Tonnes Milled	454,805	503,988	984,500	980,207
Silver Ounces Produced (000's)	616	780	1,314	1,368
Copper Pounds Produced (000's)	5,315	5,245	12,605	11,081
Lead Pounds Produced (000's)	8,467	10,665	17,610	18,911
Zinc Pounds Produced (000's)	18,530	14,218	36,666	25,137
Gold Ounces Produced	1,312	2,197	3,089	4,432
Copper Equivalent Pounds Produced (000's)[1]	23,061	23,758	49,147	44,067
Silver Equivalent Ounces Produced (000's)[1]	2,696	2,778	5,746	5,152

Cash Cost per Tonne Processed	$49.65	$40.48	$44.37	$41.01
Cost of sales per AgEqOz	$9.93	$9.73	$9.30	$9.48
Cash Cost per AgEqOz[2]	$9.60	$9.65	$8.89	$9.43
AISC per AgEqOz[2]	$16.48	$15.98	$14.58	$16.12
Cost of sales per CuEqLb[2]	$1.16	$1.14	$1.09	$1.11
Cash Cost per CuEqLb[2]	$1.12	$1.13	$1.04	$1.10
AISC per CuEqLb[2]	$1.93	$1.87	$1.70	$1.88

Cash Cost per AgEqOz (Yauricocha)[2]	$8.49	$9.60	$7.95	$9.24
AISC per AgEqOz (Yauricocha)[2]	$13.47	$14.72	$12.05	$14.90
Cash Cost per CuEqLb (Bolivar)[2]	$1.35	$1.02	$1.23	$1.18
AISC per CuEqLb (Bolivar)[2]	$2.49	$1.96	$2.14	$2.12
Cash Cost per AgEqOz (Cusi)[2]	$20.60	$10.77	$14.31	$8.05
AISC per AgEqOz (Cusi)[2]	$49.13	$18.74	$32.15	$16.43
Financial
Revenues	$48,571	$36,858	$103,089	$60,598
Adjusted EBITDA[2]	$17,620	$5,265	$42,981	$9,638
Operating cash flows before movements in working capital	$17,355	$6,226	$40,155	$11,236
Adjusted net income (loss) attributable to shareholders[2]	$4,258	$454	$15,248	$(1,513)
Net income (loss) attributable to shareholders	$(2,798)	$(3,440)	$(240)	$(8,556)
Cash and cash equivalents	$31,121	$20,564	$31,121	$20,564
Restricted cash	$-	$4,653	$-	$4,653
Working capital	$5,163	$7,936	$5,163	$7,936

(1)Silver equivalent ounces and copper equivalent pounds were calculated using the following metal prices: $19.50/oz Ag, $2.28/lb Cu, $0.85/lb Pb, $1.05/lb Zn, $1,369/oz Au. Budgeted Ag price used in equivalent ounce/pound calculations is higher than the Company's realized selling prices during 2017, and thus, has caused AgEq cost metrics to be higher than those actually realized.
(2)This is a non-IFRS performance measure, see Non-IFRS Performance Measures section of the MD&A.

Q2 2017 Financial Highlights

Revenue from metals payable of $48.6 million in Q2 2017 increased by 32% from $36.9 million in Q2 2016. Higher revenues are primarily attributable to the 10% increase in throughput, the increase in copper, and zinc head grades, and higher recoveries for all metals, except gold, at Yauricocha; and the increase in the prices of silver (1%), copper (20%), lead (25%), zinc (40%), and gold (2%) in Q2 2017 compared to Q2 2016; this was partially offset by an 18% decrease in throughput and lower head grades and recoveries for all metals, except gold recoveries, at Bolivar; and a 54% decrease in throughput and lower lead and zinc head grades, and lower silver and lead recoveries at Cusi.

Yauricocha's cash cost per silver equivalent payable ounce was $8.49 (Q2 2016 - $9.60), and all-in sustaining cash cost ("AISC") per silver equivalent payable ounce was $13.47 (Q2 2016 - $14.72) for Q2 2017 compared to the same period in 2016. The decrease in the AISC per silver equivalent payable ounce during Q2 2017 was due to an increase in silver equivalent payable ounces as a result of higher throughput and ore feed head grades from the increase in available production from higher grade zones in the Mine. Also, lower treatment and refining costs were incurred during Q2 2017 resulting from improved terms within re-negotiated sales contracts with our off-takers, which offset higher sustaining capital expenditures.

Bolivar's cash cost per copper equivalent payable pound was $1.35 (Q2 2016 - $1.02), and AISC per copper equivalent payable pound was $2.49 (Q2 2016 - $1.96) for Q2 2017 compared to the same period in 2016. The increase in the AISC per copper equivalent payable pound during Q2 2017 was due to a decrease in copper equivalent payable pounds as a result of 18% lower throughput due to reduced equipment availability and a lack of water available to be pumped into the plant. 13 new pieces of equipment has been ordered to improve availability at Bolivar including trucks and scoops and started arriving in the second quarter the effects of the new equipment and better availability will be more visible in the latter part of the years production.

Cusi's cash cost per silver equivalent payable ounce was $20.60 (Q2 2016 - $10.77), and AISC per silver equivalent payable ounce was $49.13 (Q2 2016 - $18.74) for Q2 2017 compared to the same period in 2016. AISC per silver equivalent payable ounce increased due to the decline in throughput which resulted in fewer silver equivalent payable ounces as the Company is currently re-evaluating its development plan at the mine and focusing all efforts on the continued exploration and development of the recently discovered Santa Rosa de Lima zone.  The Company has currently reached the actual structure via a ramp and is currently focused on its development and detailed planning to include the material in future mill feed.

Adjusted EBITDA (1) of $17.6 million for Q2 2017 increased compared to $5.3 million in Q2 2016. The increase in adjusted EBITDA in Q2 2017 was primarily due to the $14.5 million increase in revenues at Yauricocha, discussed previously.

Cash flow generated from operations before movements in working capital of $17.4 million for Q2 2017 increased compared to $6.2 million in Q2 2016. The increase in operating cash flow is mainly the result of higher revenues generated and higher gross margins realized.

Cash and cash equivalents of $31.1 million and working capital of $5.2 million as at June 30, 2017 compared to $42.1 million and $9.6 million, respectively, at the end of 2016. Cash and cash equivalents have decreased by $11.0 million during H1 2017 due to $25.7 million of operating cash flows being offset by capital expenditures incurred in Mexico and Peru of $(19.6) million, repayment of loans, credit facilities and interest of $(15.6) million, and dividends paid to non-controlling interest shareholders of $(1.7) million. Included in the $25.7 million of operating cash flows were negative changes in non-cash working capital items of $6.0 million due to the increase accounts receivable and decrease in deferred revenue as at June 30, 2017.

(1) This is a non-IFRS performance measure, see Non-IFRS Performance Measures section of the MD&A.

Project Development

The Company announced the discovery of a new high-grade oxide zone, referred to as the Esperanza North zone, which is located between the Esperanza zone and Cachi-Cachi Mine at Yauricocha. The Company also announced drilling results demonstrating the extension of the high-grade sulfide zone, referred to as the Cuye-Mascota zone, discovered in November 2016. The new discoveries come as part of an ongoing brownfield drilling program that is testing priority targets at the Yauricocha, and all drilling will be included in an upcoming Mineral Resource and Reserve Estimate report that is expected to be published in the fourth quarter of 2017.

Mine development at Bolívar during Q2 2017 totaled 775 meters. Most of these meters (722) were developed to prepare stopes for mine production. The remainder of the meters (53) were related to the deepening of ramps and developing service ramps to be used for ventilation and pumping.

During Q2 2017, at the Cusi property, mine development totaled 1,551 meters, and 2,026 meters of infill drilling was carried out inside the Mine.

Exploration Update

Exploration Highlights

Peru:

During Q2 2017, the Company drilled 87 holes totaling 10,321 meters at Yauricocha. The drilling included the following:

Exploration Drilling:

•	Cuye (Level 1270): 1 horizontal hole totaling 456 meters to explore the continuity of mineralization at depth
•	Contacto Oriental (Level 1070 Mina Central): 10 holes totaling 1,543 meters to explore new mineralized zones;
•	Escondida (Level 870): 2 holes totaling 366 meters to explore the skarn sections of the orebody below the 870 level;
•	Karlita (870 level): 7 holes totaling 1,540 meters to explore the orebody below the 870 level;
•	A Titan 24 geophysical survey was started during Q2 2017 in various areas around the Yauricocha Mine;

Definition Drilling:

•	Antacaca (Level 1070): 14 horizontal holes totaling 2,140 meters to define level 1070 of the orebody;
•	Catas (1070 level): 4 holes with a length of 561 meters of definition drilling to determine which sections of the orebody have the highest mineralized content;
•	Esperanza (920 level): 20 horizontal holes totaling 2,228 meters to determine the continuity of the orebody;
•	Esperanza North (920 level): 16 holes totaling 1,370 meters to determine the continuity of the orebody from the 920 level to floor 8 on the 870 level;
•	Angelita (820 level): 13 horizontal holes totaling 117 meters to provide further define the orebody;

Mexico:

Bolivar

•	At Bolívar during Q2 2017, 11,236 meters were drilled in the following areas: 289 meters in the El Gallo area with the objective of finding the continuation of the El Gallo Inferior orebody between the Mina de Fierro and the Bolivar Mine; 3,423 meters were drilled at Bolivar Northwest; and 7,523 meters were drilled at Bolivar West;
•	A Titan 24 geophysical survey was performed during H1 2017 in the area of Bolívar NW and Bolivar West,

Cusi:

•	The Company drilled 2,026 meters inside the mines to verify the continuity of the orebodies and support development work on the various veins;
•	15,566 meters were drilled on the Santa Rosa de Lima orebody during Q2 2017.

Conference Call Webcast

Sierra Metals' senior management will host a conference call on Wednesday August 16, 2017 at 10:30 AM (EDT) to discuss the Company's financial and operating results for the three-month period ended June 30, 2017.

Via Webcast:

A live audio webcast of the meeting will be available on the Company's website at:

http://event.on24.com/wcc/r/1399286/985DD49599B87B7C418537015F320D08

The webcast along with presentation slides will be archived for 180 days on www.sierrametals.com

Via phone:

For those who prefer to listen by phone, dial-in instructions are below. To ensure your participation, please call approximately five minutes prior to the scheduled start time of the call.

Participant Number (Toll Free Peru): 0800-53-840
Participant Number (Toll Free North America): (877) 201-0168
Participant Number (International): (647) 788-4901
Conference ID: 50896411

Quality Control

All production technical data contained in this news release has been reviewed and approved by Gordon Babcock, P.Eng., Chief Operating Officer and a Qualified Person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

About Sierra Metals

Sierra Metals Inc. is Canadian based growing polymetallic mining company with production from its Yauricocha Mine in Peru, and its Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several new discoveries and still has additional brownfield exploration opportunities at all three mines in Peru and Mexico that are within or close proximity to the existing mines. Additionally, the Company has large land packages at all three mines with several prospective regional targets providing longer term exploration upside and mineral resource growth potential.

The Company's Common Shares trade on the Bolsa de Valores de Lima and on the Toronto Stock Exchange under the symbol "SMT" and on the NYSE American Exchange under the symbol "SMTS".

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Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of Canadian and U.S. securities laws related to the Company (collectively, "forward-looking information"). Forward-looking information includes, but is not limited to, statements with respect to the Company's operations, including anticipated developments in the Company's operations in future periods, the Company's planned exploration activities, the adequacy of the Company's financial resources, and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be considered to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the properties are developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential" or variations thereof, or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, risks inherent in the mining industry including environmental hazards, industrial accidents, unusual or unexpected geological formations, floods, labour disruptions, explosions, cave-ins, weather conditions and criminal activity; commodity price fluctuations; higher operating and/or capital costs; lack of available infrastructure; the possibility that future exploration, development or mining results will not be consistent with the Company's expectations; risks associated with the estimation of mineral resources and the geology, grade and continuity of mineral deposits and the inability to replace reserves; fluctuations in the price of commodities used in the Company's operations; risks related to foreign operations; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; risks relating to outstanding borrowings; issues regarding title to the Company's properties; risks related to environmental regulation; litigation risks; risks related to uninsured hazards; the impact of competition; volatility in the price of the Company's securities; global financial risks; inability to attract or retain qualified employees; potential conflicts of interest; risks related to a controlling group of shareholders; dependence on third parties; differences in U.S. and Canadian reporting of mineral reserves and resources; potential dilutive transactions; foreign currency risks; risks related to business cycles; liquidity risks; reliance on internal control systems; credit risks, including risks related to the Company's compliance with covenants with respect to its BCP Facility; uncertainty of production and cost estimates for the Yauricocha Mine, the Bolivar Mine and the Cusi Mine; and other risks identified in the Company's filings with Canadian securities regulators and the U.S. Securities and Exchange Commission, which filings are available at www.sedar.com and www.sec.gov, respectively.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking information. Forward looking information includes statements about the future and are inherently uncertain, and the Company's actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company's statements containing forward-looking information are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking information if circumstances or management's beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

SOURCE Sierra Metals Inc.

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For further information: regarding Sierra Metals, please visit www.sierrametals.com or contact: Mike McAllister, VP, Corporate Development, Sierra Metals Inc., +1 (416) 366-7777, info@sierrametals.com; Ed Guimaraes, CFO, Sierra Metals Inc., +1 (416) 366-7777; Igor Gonzales, President & CEO, Sierra Metals Inc., +1 (416) 366-7777

CO: Sierra Metals Inc.

CNW 17:49e 14-AUG-17